July 5, 2024

Jenifer Gallagher and John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: StartEngine Crowdfunding, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Filed April 15, 2024
File No. 000-56415

Dear Ms. Gallagher and Mr. Cannarella,

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated May 17, 2024, regarding the Form 10-K for the Fiscal Year ended December 31, 2023 (“2023 Form 10-K”) of StartEngine Crowdfunding, Inc. (the “Company”). The Company’s response to the comment letter follows.

Form 10-K for the Fiscal Year ended December 31, 2023

General

1.        On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together BF Borgers). Please refer to the order and related staff statement at the following website locations.

•	https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf
•	https://www.sec.gov/corpfin/announcement/staffstatement-borgers-05032024

As BF Borgers has been denied the privilege of appearing or practicing before the Commission, issuers that had engaged BF Borgers to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order will need to engage a new qualified, independent, PCAOB-registered public accountant.

Consistent with the SEC’s Statement on Issuer Disclosure and Reporting Obligations in Light of Rule 102(e) Order against BF Borgers CPA PC, dated May 3, 2023, the Company is in the process of re-auditing those statements. The Company anticipates that the audit will be complete around July 31, 2024. We will provide you with an update on the status of the audit should our estimated time frame change.

Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Cost of Revenues, page 18

2.        As it appears that your cost of revenue measure does not include any depreciation or amortization expense, unless you are able to show how the measure is complete, please revise to either include the allocable amount within the measure or to adhere to the labeling guidance in SAB Topic 11.B.

If you elect to separately report depreciation and amortization that is attributable to cost of revenue, in addition to labeling the cost of revenue line item to indicate that it excludes depreciation and amortization, you should position the attributable amount in advance of, to be reflected within, the gross profit line item.

Also revise your cost of revenue accounting policy disclosure on page F-18 to clarify how you report the attributable portion of depreciation and amortization expense.

The Company has informed us that its cost of revenue does not include any depreciation or amortization expense as none of the cost of revenue items are depreciable or able to be amortized. The Company will revise its cost of revenue policy disclosure on page F-18 to clarify that none of the depreciation or amortization expense is attributable to cost of revenue.

Investments – Real Estate, page F-16

3.        We note your disclosure explaining that you depreciate all capitalized property costs related to your investments in real estate using the straight-line method, although we do not see where or how you have reported depreciation expense for this long-lived asset.

Please advise or revise your financial statements as necessary to comply with the accounting and disclosure requirements in FASB ASC 360-10-35 and 50-1.

Given your disclosure indicating you plan to sell the residential apartment building that you have recorded as Investments - Real Estate in 2024, also tell us how you considered the criteria in FASB ASC 360-10-45-9 in determining that you would not report this long- lived asset as held for sale as of December 31, 2023.

The Company notes that the asset is currently held in a separate LLC to which the Company owns membership interest with equity in the LLC totaling the amount held on the balance sheet. The Company has not depreciated the property as it is classified as an investment property, and it chose the fair value model instead of the cost model. In the fair value model, investment properties are measured at fair value, and gains or losses from changes in fair value are recognized in profit or loss, meaning no depreciation is recorded. The property has neither increased, or decreased in value during the time it was purchased through the end of December 31, 2023. The Company intends to update its disclosure for this in future filings. As of December 31, 2023, the underlying residential apartment building was not on the market and therefore not determined to be held for sale.

Revenue Recognition, page F-17

4.        We understand from your disclosure on page 29 that you began generating StartEngine Private revenue during the fourth quarter of 2023.

Please expand your disclosures to provide further details regarding the nature of this source of revenue and the specific accounting guidance that you follow to recognize revenue from StartEngine Private product offerings.

Please also disclose your accounting policy for the StartEngine Private assets, which appear to be presented on the Investments - Private account line item on page F-4, in the amount of $4,357,083 as of December 31, 2023.

The Company intends to add disclosure regarding StartEngine Private. Specifically, the Company will expand on the disclosures on the updated financial statements to further detail the nature of this source of revenue, and the specific accounting guidance it followed to recognize revenue from StartEngine Private product offerings.

StartEngine Private provides accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies (the “underlying securities”) via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC, both wholly owned subsidiaries of the Company. The SE Funds sell their membership interests in offerings that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and specifically Regulation D promulgated thereunder. The underlying securities are purchased by the Company, which takes all of the principal risk in the transaction. Contemporaneously, with a closing for membership interests in the SE Funds, the Fund enters into a binding agreement with the Company for the purchase the underlying securities related to such fund proportional to the number of membership interests issued at that closing. Revenue is recognized upon payment under the binding agreement. The underlying securities are held at cost which was the market value at the time of purchase. As these securities have a limited trading market, the Company intends to value them on an annual basis if they have been purchased over 12 months prior. The Company is following the guidance of ASC 606 for both the timing of recognition as well as the determination of gross versus net reporting. Specifically, the Company notes the following:

•	revenue is recognized when (or as) the entity satisfies a performance obligation by transferring a promised good or service to a customer;
•	a good or service is transferred when (or as) the customer obtains control of that good or service;
•	for principal transactions in private securities, if the entity controls the security before it is transferred to the customer, revenue is typically recognized at the gross amount.

Note 5 – Intangible Assets, page F-20

5.        We note your disclosure under this heading and on page 4 explaining that on May 5, 2023 you acquired "substantially all of the assets of the SeedInvest business" as conducted by Circle Internet Financial Limited through its subsidiary Pluto Holdings, LLC, and that the assets included the entity "SeedInvest Technology, LLC and substantially all the assets related to owning and operating the crowdfunding platform at www.seedinvest.com."

Please provide us with the analysis that you performed in determining whether you would account for the transaction as an acquisition of assets or as an acquisition of a business pursuant to the guidance in FASB ASC 805-10-55-3A to 55-9.

The Company conducted an assessment as to whether the acquisition of the assets of the SeedInvest business constituted a purchase of assets or the acquisition of a business pursuant to ASC 805. ASC 805-10-55-5A provides a practical screen test for determining whether an acquisition is a purchase of assets or an acquisition of a business: “If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not considered a business. Gross assets acquired should exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. However, the gross assets acquired should include any consideration transferred (plus the fair value of any noncontrolling interest and previously held interest, if any) in excess of the fair value of net identifiable assets acquired.”

While ASC 805 does not define what constitutes “substantially all,” this term is typically interpreted in other areas of U.S. GAAP to mean at least 90%. In the acquisition of the SeedInvest business the gross assets acquired consist of a customer lists and intellectual property, along with a contracts with vendors. The Company notes that it did not receive any digital assets and will clarify that in future filings. The Company determined that the customer list constitutes a single identifiable asset in accordance with requirements ASC 805-10-55-5B and ASC 805-10-55-5C. The Company subsequently determined that the fair value of the customer list comprised over 90%, or “substantially all,” of the combined fair value of the gross assets acquired. Therefore, the Company concluded that the acquisition of the assets of the SeedInvest business did not constitute an acquisition of a business pursuant to ASC 805.

At the acquisition date, the assets of the SeedInvest business that were subject to Asset Purchase Agreement consisted of:

•                   Customer list (including certain customer information);

•                   Intellectual property (including the webpage, domain, and the technology underpinning the webpage and domain as well accessing their customer information); and

•                   Certain assumed contracts.

At that time, the Company determined the fair value of those assets, and that approximately 100% of the gross assets acquired was concentrated in the customer list. As the value of the intellectual property and various immaterial contracts with vendors was insignificant, there was no fair value assigned to those assets. The Company notes that all the contracts have been canceled, and the only use for the SeedInvest web page and domain is a redirect to the Company’s site. Upon such redirect any user would need to set up a new account with the Company. Further, the Company notes that though Section 2.1 of the Asset Purchase Agreement contained some boilerplate language intended to cover any related assets, there were no such assets related to the SeedInvest business for many of the categories listed; for instance there were no assets that would fall under 2.1(b), specifically no “fixed assets, vehicles, equipment, machinery, tools, furnishings, computer hardware and fixtures.” As such, the set of assets acquired does not meet the definition of a business pursuant to the “screen test” guidance in ASC 805-10-55-5A through 5C.

6.        We note that you allocated the entire purchase price of $24 million to intangible assets in accounting for the May 5, 2023 acquisition, and have described the assets as intellectual property, a customer list, and digital assets, although Section 2.1 of the Asset Purchase Agreement that you filed as Exhibit 99.2 to a Form 8-K/A on May 9, 2023 appears to identify additional assets included in the transaction.

Please revise as necessary to clarify whether there were assets other than the three types of assets mentioned in your disclosures and to provide the information required by FASB ASC 350-30-50-1 and 50-2 with respect to each major intangible asset class.

Please also provide us with Exhibit 3.4 as referenced in Section 3.4 of the Asset Purchase Agreement that includes your purchase price allocation, and explain to us how that allocation correlates with the various assets acquired if not readily apparent.

As described in Note 5 above, the Company notes that even though the terms of the agreement implied a broader set of assets (including references to assets that did not exist), the actual assets purchased and received were limited to the categories described above.

We have included Exhibit 3.4 as Attachment 1. The Company notes that its tax basis was equal to the total consideration for such assets.

Thank you for the opportunity to respond to your questions regarding the 2023 Form 10-K of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

Cc: Howard Marks, Chief Executive Officer

Exhibit 3.4

Allocation of Purchase Price

The following is a preliminary allocation of the purchase consideration. The Parties will work in good faith to finalize the allocation prior to the Closing Date:

The Parties agree that the consideration for the Assets shall be allocated (for all Assets other than goodwill) based on the tax basis of such Assets as of the Closing Date.

The difference between the total consideration for the Assets and the tax basis for the Assets (other than goodwill) shall be allocated to goodwill.

The Sellers agree to provide to Purchaser a schedule reflecting the tax basis in the Assets as of the Closing Date within ninety (90) days of the Closing Date